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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14334

                                                  Cusip Number 923333-10-8

(Check One):

[ ] Form 10-K and Form 10-KSB       [ ] Form 11-K

[ ] Form 20-F                       [X] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended:          March 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Venus Exploration, Inc.

         Former name if applicable:
                                   --------------------------------------------

         Address of principal executive office (Street and number):

                  1250 N.E. Loop 410, Suite 1000

         City, state and zip code:  San Antonio, Texas  78209


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On May 8, 2001, our current credit facility became due and payable. We expect to obtain an extension of that due date from our lender; however, to date the extension has not been received, and we are currently in the process of negotiating with our lender to resolve this issue. Depending on how this matter is resolved, the financial statement disclosures regarding our financial condition and the liquidity and capital resources discussions set forth in our Quarterly Report may vary significantly. Accordingly, we are not in a position to complete our Quarterly Report filing until this matter is resolved with our lender. This has resulted in our inability to file our Quarterly Report on the due date without unreasonable effort and expense.



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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             P. Mark Stark          210               930-4900
             -------------          ---               --------
                (Name)           (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We expect to report an operating loss of approximately $218,000 for the quarter ended March 31, 2001, as compared to a reported operating loss of approximately $381,000 for quarter ended March 31, 2000. These improved results from operations are attributable to, among other things, continued reductions in expenses and increases in prices for oil and gas.


                                    SIGNATURE

         Venus Exploration, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   May 14, 2001                    By:  /S/ John Y. Ames
                                             -----------------------------------
                                             John Y. Ames
                                             President & Chief Operating Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).